EXHIBIT 99.1

Ultrapetrol Reports Financial Results for Second Quarter 2014

NASSAU, Bahamas, Aug. 14, 2014 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 and subsequent events highlights:

  Recorded second quarter 2014 revenues of $99.4 million;

  Recorded adjusted consolidated EBITDA of $25.4 million in the second quarter of 2014,1 which includes adjusted EBITDA of $8.1 million from our River Business, adjusted EBITDA of $12.5 million from our Offshore Supply Business, adjusted EBITDA of $2.2 million from our Ocean Business, and adjusted EBITDA of $2.7 million from other activities – primarily foreign currency exchange cash gains;

  Operating profit for the second quarter 2014 was $10.0 million;

  Recorded total adjusted net income and adjusted net income per share of $2.9 million and $0.02, respectively, in the second quarter of 2014, which excludes the effect of a $(0.3) million loss for deferred taxes on unrealized foreign exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments).2 Before adjusting for these effects, the recorded total net income and net income per share are $2.8 million and $0.02, respectively;

  Adjusted EBITDA for our Offshore Supply Business segment increased 84% to $12.5 million in the second quarter of 2014, as compared to $6.8 million in the same period of 2013;

  On May 13, 2014, our Parana Iron transshipment station began successfully its services under a long term agreement with Vale where she is expected to load close to 1.0 million tons per year from barges into ocean vessels;

  In August, our PSVs UP Opal and UP Safira (whose current contract expires in September 2014) were awarded and confirmed by the directors of Petrobras four-year time charter contracts at approximately $31,000 and $30,000 per day, respectively; and

  The Company has been informed that: On July 13, 2014, major shareholders of Ultrapetrol (Bahamas) Limited entered into a share purchase agreement with respect to the sale of shares of Ultrapetrol and of certain affiliates of the major shareholders between such shareholders. Under the agreement, Sparrow Capital Investments Ltd. ("Sparrow"), a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross"), reached an agreement with Hazels (Bahamas) Investments Inc. ("Hazels") and Inversiones Los Avellanos S.A. ("Los Avellanos"), each a subsidiary of SIPSA S.A ("SIPSA"), to purchase all of Hazels' and Los Avellanos' outstanding equity interests in the Company, increasing Southern Cross' interest in the Company from 67% to 85%. Under the terms of the agreement, Sparrow will acquire from Hazels, Los Avellanos, and certain entities affiliated with them, the rights to 25,326,821 shares of common stock of the Company ("Common Stock"). The price has been agreed at the equivalent of $4.00 per share of Common Stock. Upon completion of the transaction, the capital of the Company will be comprised exclusively of single voting shares. The transaction is expected to close in the next 60 days and the agreement sets forth certain customary closing conditions, including having SIPSA and Los Avellanos receive approval from its shareholders for the transaction and the receipt of certain waivers from lenders of Ultrapetrol. The agreement also provides Hazels with the opportunity to offer to purchase Ultrapetrol's Ocean Business for a price to be determined, subject to terms and conditions including the approval of the independent director of Ultrapetrol. In connection with the transaction, it has been agreed with Felipe Menéndez and Ricardo Menéndez that the Company will terminate their respective employment and consulting agreements upon closing and enter into new employment and consulting agreements. Felipe Menéndez and Ricardo Menéndez will remain with Ultrapetrol as directors. The terms of the new employment and consulting agreements will be for up to six months. The vesting of unvested options and restricted stock awards will be accelerated so that they will be exercisable and vested immediately before the termination of the agreements. Under certain of the Company's existing loan agreements, it will need to receive a waiver from the applicable lender before Messrs. Felipe and Ricardo Menendez leave their management positions with the Company. A new Chief Executive Officer of Ultrapetrol is expected to be appointed effective as of the closing of the transaction. The Company also announced today that it has appointed Rodrigo Lowndes to its board of directors, effective immediately, following the resignation of Fernando Barros. Mr. Lowndes, a Brazilian national, is a partner with Southern Cross in the Sao Paolo office and has been with the firm since 2009. Prior to joining Southern Cross, Mr. Lowndes co-founded Emerging Capital, a Brazilian asset management company. Before then, he worked for Morgan Stanley in New York and Brazil where he was President and Head of Investment Banking. He has served on the board of several Southern Cross portfolio companies.

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1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, stated, "Step by step we have completed the investment program on which we have worked for the past five years and the new equipment has been placed under profitable long-term contracts which is a formidable platform for Ultrapetrol's future growth."

Mr. Menéndez continued, "We have a fleet of 14 PSVs, 11 of which are under long-term time charter between $30,000 and $35,000 per day with Petrobras and 1 which is waiting for Petrobras' Board approval for a 6 year charter as an RSV for subsea support services where she will produce substantial EBITDA and open a whole new area of activity for the Company. In our River Business we have consolidated our predominant market share, secured long term take or pay contracts to isolate ourselves from the agricultural cycle and developed the most efficient fleet in the Hidrovia."

Mr. Menéndez concluded, "The Company is in a unique position in its two core businesses to grow and benefit from the scale of its operation and the efficiencies created by its technologically advanced equipment."

Overview of Financial Results

Total revenues for the second quarter of 2014 were $99.4 million as compared with $121.8 million in the same period of 2013.

Adjusted EBITDA for the second quarter of 2014 was $25.4 million as compared with $32.6 million in the same period of 2013. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Recorded total adjusted net income and adjusted net income per share of $2.9 million and $0.02, respectively, in the second quarter of 2014, which excludes the effect of a $(0.3) million loss for deferred taxes on unrealized foreign exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments). Before adjusting for these effects, the recorded total net income and net income per share are $2.8 million and $0.02, respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "Our liquidity is in a very good shape with a strong and stable cash balance as of June 30, 2014 with almost $60.0 million in cash. We have sufficient liquidity to continue funding our CAPEX plans and supporting the enhancement of our operations while aiming to increase returns from Ultrapetrol's strong and growing asset base."

Business Segment Highlights

River

Second quarter 2014 River Business segment adjusted EBITDA was $8.1 million as compared to $20.5 million in the same period of 2013, representing a $12.4 million decrease. A significant portion of this difference results from third party barge sales which decreased from 22 units in the second quarter of 2013 to four units for third parties in the second quarter of 2014. This reduction in the number of barges delivered to third parties produced a reduction in revenues of $21.1 when comparing the second quarter of 2013 with the same period of 2014. The shipyard is currently producing barges for our own fleet which has no immediate effect on our consolidated EBITDA since barges are accounted for at cost. In addition, during the second quarter of 2014 we experienced abnormally high water levels in the high Parana river which closed the loading activity at load ports for a period of over two weeks which, coupled with other operational disruptions, postponed the loading of soybeans reducing volumes loaded in the second quarter of 2014 compared to the same period of 2013. When comparing volumes transported and gross revenues for the second quarter of 2014 with the equivalent period of 2013 the fact that four pushboats and 100 barges have been placed on time charter to Vale in 2014 should be considered since the time charter revenues are paid on a daily basis instead of a freight per metric ton and are net of fuel and port expenses.

According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2014 was 8.1 million tons, which is in line with the 2013 crop. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 55% of world soybean production in 2014, as compared to 30% in 1995.

The Company has decided to build two 6,000 and two 7,250 BHP new, state-of-the-art, shallow-drafted, heavy fuel consuming pushboats to add to its fleet, the first of which is expected to enter service in 2015.

The seventh and last of the existing re-engined pushboats is expected to commence operation within the third quarter of 2014. This program has demonstrated its potential to reduce fuel expense and to increase both tow size and navigation speed, which we believe will enhance our EBITDA margins in the future.

Offshore Supply

In August, our PSVs UP Opal and UP Safira (whose current contract expires in September 2014) were formally awarded four-year contracts with Petrobras at $31,000 and $30,000, respectively. The UP Opal can be delivered in our option up to April 2015, while the UP Safira employment is in direct continuation of her current employment.

In the Offshore Supply Business, we operate a fleet of fourteen PSVs, eleven of which are now definitely contracted on long-term time charters to Petrobras in Brazil. One more vessel (UP Coral) has won a Petrobras tender to act as an RSV subsea support vessel for six years for which we are waiting for Petrobras' directors' formal approval award. We expect that this vessel will commence service under this new contract in 2015. Meanwhile our three new PSVs (UP Agate, UP Coral and UP Opal) temporarily commenced their operation in the North Sea during the second quarter of 2014 (as explained above we intend to position two of these ships in Brazil in the second half of 2014 and first half of 2015, respectively). We expect that the operation of these new vessels will positively impact our results in the forthcoming quarters.

The adjusted EBITDA generated by the Offshore Supply Business segment during the second quarter of 2014 was $12.5 million, 84% higher than the $6.8 million adjusted EBITDA generated in the same period of 2013. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the second quarter of 2014 increased by $8.8 million to $29.7 million as compared with $20.8 million in the same period of 2013. This 42% increase was primarily attributable to our UP Amber and UP Pearl which commenced operations with Petrobras on August 1 and November 25, 2013, respectively, to our UP Agate, UP Coral and UP Opal which commenced operations in the North Sea on April 11, April 25 and May 3, 2014, respectively, to the contract renewals at higher rates with Petrobras of our UP Agua-Marinha , UP Topazio and UP Diamante, in the second quarter of 2013 for four years at $35,380 per day as compared to their then expiring charters at $28,000 per day and to the contract renewal at a higher rate with Petrobras of our UP Esmeralda during the third quarter of 2013 at $31,950 per day as compared to its then expiring charter of $26,200 per day. Partially offsetting these effects are the higher offhire days of our UP Rubi and UP Safira and to lower average spot rates in the North Sea of our UP Jasper.

Ocean

The Ocean Business segment generated adjusted EBITDA of $2.2 million in the second quarter of 2014 as compared to $0.2 million in the same period of 2013, a $2.0 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business remained unchanged at $17.7 million in the second quarter of 2014 as compared to the same period of 2013.

The Company operated two container vessels in her flag protected feeder container service in South America and a total of four vessels in its Product Tanker fleet in the second quarter of 2014 (Miranda I, Amadeo, Alejandrina, and Austral), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, August 15, 2014, at 10:00 a.m. Eastern Time, accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 888-790-1866 (toll-free U.S.) or +1-630-395-0176 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 800-884-1530 (toll-free U.S.) or +1-402-220-3007 (outside of the U.S.); passcode: 81514. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of June 30, 2014 and our audited consolidated balance sheet as of December 31, 2013:

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30,	December 31,
	2014	2013
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 59,705	$ 72,625
Restricted cash	11,535	12,132
Accounts receivable, net of allowance for doubtful accounts of $2,905 in 2014 and 2013	49,242	47,836
Operating supplies and inventories	5,722	17,168
Prepaid expenses	10,851	4,111
Other receivables	24,019	41,832
Total current assets	161,074	195,704

NONCURRENT ASSETS

Other receivables	27,638	28,640
Restricted cash	1,463	1,463
Vessels and equipment, net	725,049	715,431
Dry dock	13,868	10,979
Investments in and receivables from affiliates	3,949	4,436
Intangible assets	582	626
Goodwill	5,015	5,015
Other assets	14,002	14,954
Deferred income tax assets	2,825	2,763
Total noncurrent assets	794,391	784,307
Total assets	$ 955,465	$ 980,011

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$ 26,190	$ 28,923
Customer advances	5,304	12,710
Payable to related parties	1,838	1,351
Accrued interest	1,519	1,652
Current portion of long-term financial debt	32,253	32,253
Other current liabilities	15,496	14,499
Total current liabilities	82,600	91,388

NONCURRENT LIABILITIES

Long-term financial debt	449,963	466,144
Deferred income tax liabilities	14,609	12,248
Other liabilities	811	1,086
Deferred gains	3,383	3,584
Total noncurrent liabilities	468,766	483,062
Total liabilities	551,366	574,450

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding in 2014 and 2013	1,443	1,443
Additional paid-in capital	488,953	488,522
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(65,095)	(63,108)
Accumulated other comprehensive loss	(1,714)	(1,808)
Total equity	404,099	405,561
Total liabilities and equity	$ 955,465	$ 980,011

The following table contains certain unaudited historical statements of operations data for the periods indicated below derived from our unaudited condensed consolidated statements of operations expressed in thousands of U.S. dollars:

	Three Months Ended June 30,		Six Months Ended June 30,		Percent Change
($000's)	2014	2013	2014	2013
Revenues
Attributable to River Business	$ 52,018	$ 83,184	$ 93,295	$ 122,531	-24%
Attributable to Offshore Supply Business	29,675	20,845	57,078	42,447	34%
Attributable to Ocean Business	17,686	17,757	35,349	34,698	2%
Total revenues	99,379	121,786	185,722	199,676	-7%

Voyage and manufacturing expenses
Attributable to River Business	(24,781)	(42,308)	(48,482)	(61,681)	-21%
Attributable to Offshore Supply Business	(1,961)	(982)	(2,731)	(1,931)	41%
Attributable to Ocean Business	(5,496)	(6,117)	(10,051)	(11,802)	-15%
Total voyage and manufacturing expenses	(32,238)	(49,407)	(61,264)	(75,414)	-19%

Running costs
Attributable to River Business	(14,373)	(16,383)	(27,709)	(30,446)	-9%
Attributable to Offshore Supply Business	(13,202)	(10,286)	(23,824)	(18,652)	28%
Attributable to Ocean Business	(8,763)	(9,479)	(16,259)	(18,522)	-12%
Total running costs	(36,338)	(36,148)	(67,792)	(67,620)	--

Amortization of dry dock & intangible assets	(1,723)	(748)	(2,962)	(1,456)	103%
Depreciation of vessels and equipment	(11,220)	(9,655)	(21,890)	(19,067)	15%
Administrative and commercial expenses	(8,413)	(9,501)	(17,917)	(18,323)	-2%
Other operating income, net	585	957	1,139	1,407	-19%

Operating profit (loss)	10,032	17,284	15,036	19,203	-22%

Financial expense	(8,565)	(8,291)	(17,215)	(16,230)	6%
Financial loss on extinguishment of debt	--	(180)	--	(3,785)	--
Foreign currency exchange gains (losses), net	2,615	5,190	5,598	11,445	-51%
Financial income	38	11	48	87	-45%
(Loss) on derivatives, net	(2)	5	(2)	(211)	-99%
Investment in affiliates	(183)	(124)	(415)	(319)	30%
Other expenses, net	50	246	75	18	317%
Total other expenses	(6,047)	(3,143)	(11,911)	(8,995)	32%

Income (loss) before income taxes	3,985	14,141	3,125	10,208	-69%

Income tax (expenses) benefit	(1,218)	(401)	(5,112)	(2,023)	153%
Net income attributable to non-controlling interest	--	254	--	553	--

Net income (loss)	$ 2,767	$ 13,486	$ (1,987)	$ 7,632	--

The following table contains our unaudited statements of cash flows for the six months ended June 30, 2014, and 2013:

(Stated in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$ (1,987)	$ 8,185
Adjustments to reconcile net (loss) to cash provided by operating activities:
Depreciation of vessels and equipment	21,845	19,067
Amortization of dry docking	2,962	1,368
Expenditure for dry docking	(5,891)	(3,186)
Debt issuance expense amortization	1,026	1,375
Financial loss on extinguishment of debt	--	3,785
Net losses from investments in affiliates	415	319
Allowance for doubtful accounts	406	958
Share - based compensation	431	131
Other	84	194
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(1,722)	(11,425)
Other receivables, operating supplies and prepaid expenses	5,899	(7,273)
Other	252	77
Increase (decrease) in liabilities:
Accounts payable	(2,629)	(497)
Customer advances	(7,406)	1,298
Other payables	3,079	(3,312)
Net cash provided by operating activities	16,764	11,064

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(31,475)	(20,503)
Proceeds from disposal of assets, net ($9,410 in 2013 for barges sold and leased-back)	--	9,410
Proceeds from shipbuilding contract cancelation	17,589	--
Net cash (used in) investing activities	(13,886)	(11,093)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(16,126)	(17,832)
Early repayment of long-term financial debt	--	(31,200)
Prepayment of 2017 Senior Convertible Notes	--	(80,000)
Short-term credit facility repayments	--	(8,275)
Proceeds from 2021 Senior Notes, net of issuance costs	--	192,618
Increase in restricted cash to redeem 2014 Senior Notes	--	(182,115)
Proceeds from long-term financial debt	--	41,400
Other financing activities, net	328	(5,467)
Net cash (used in) financing activities	(15,798)	(90,871)
Net (decrease) in cash and cash equivalents	(12,920)	(90,900)
Cash and cash equivalents at the beginning of year	72,625	222,215
Cash and cash equivalents at the end of the period	$ 59,705	$ 131,315

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the six months ended June 30, 2014, and 2013:

	Six months ended June 30,
($000's)	2014	2013
Total cash flows provided by operating activities	16,764	11,064
Total cash flows (used in) investing activities	(13,886)	(11,093)
Total cash flows (used in) from financing activities	(15,798)	(90,871)

Total cash flows from operating activities	$ 16,764	$ 11,064

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	2,527	21,132
Expenditure for dry docking	5,891	3,186
Income Taxes	5,112	2,023
Financial Expenses	17,215	16,446
Allowance for doubtful accounts	(406)	(958)
Net loss attributable to noncontrolling interest	--	(553)
Loss on derivatives, net	--	(216)
Yard EBITDA from Touax sale	(198)	1,698
Other adjustments	(1,911)	(1,931)

Adjusted Consolidated EBITDA	$ 44,944	$ 51,891

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the six months and three months ended June 30, 2014 and 2013:

($000's)	Six months ended June 30, 2014	Six months ended June 30, 2013	% Change	2Q 14	2Q 13	% Change

Revenues	$ 185,722	$ 199,676	-7%	$ 99,379	$ 121,786	-18%

Adjusted EBITDA	$ 44,994	$ 51,891	-13%	$ 25,394	$ 32,630	-22%

Net income (loss) as reported	$ (1,987)	$ 7,632		$ 2,767	$ 13,486	-79%
EPS as reported	$ (0.01)	$ 0.05		$ 0.02	$ 0.10	-80%

Adjustments to net income as reported

Yard EBITDA from Touax barge sale	(198)	1,698		(99)	(131)	-24%
Income tax expense on Exchange Variance Benefit (1)	552	(874)		278	(1,052)
Non-cash loss of extinguishment of debt	--	3,785		--	181

Adjusted Net income	$ (1,633)	$ 12,241		$ 2,946	$ 12,484	-76%
Adjusted EPS (In $ per share)	$ (0.01)	$ 0.09		$ 0.02	$ 0.09	-78%

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2014:

	Second quarter ended June 30, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ 1,486	$ 8,151	$ 395	$ 10,032
Depreciation and amortization	6,879	4,294	1,770	12,943
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(181)	--	(2)	(183)
Net (loss) on derivatives, net	--	(2)	--	(2)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	28	22	50

Segment Adjusted EBITDA	$ 8,085	$ 12,471	$ 2,185	$ 22,741

Items not included in Segment Adjusted EBITDA
Financial income				38
Foreign currency exchange gains				2,615

Adjusted Consolidated EBITDA				$ 25,394

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2013:

	Second quarter ended June 30, 2013
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ 14,598	$ 4,236	$ (1,550)	$ 17,284
Depreciation and amortization	5,881	2,821	1,701	10,403
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(109)	(254)	(15)	(378)
Net (loss) on derivatives, net	--	5	--	5
Yard EBITDA from Touax sale	(131)	--	--	(131)
Other, net	230	--	16	246

Segment Adjusted EBITDA	$ 20,469	$ 6,808	$ 152	$ 27,429

Items not included in Segment Adjusted EBITDA
Financial income				11
Foreign currency exchange gains				5,190

Adjusted Consolidated EBITDA				$ 32,630

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the six months ended June 30, 2014:

	Six Months Ended June 30, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ (5,046)	$ 17,510	$ 2,572	$ 15,036
Depreciation and amortization	13,035	8,143	3,674	24,852
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(401)	--	(14)	(415)
Loss on derivatives, net	--	(2)	--	(2)
Yard EBITDA from Touax barge sale	(198)	--	--	(198)
Other net	--	30	45	75

Segment Adjusted EBITDA	$ 7,390	$ 25,681	$ 6,277	$ 39,348

Items not included in Segment Adjusted EBITDA
Financial income				48
Foreign currency exchange gains				5,598

Adjusted Consolidated EBITDA				$ 44,994

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the six months ended June 30, 2013:

	Six Months Ended June 30, 2013
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ 10,664	$ 11,636	$ (3,097)	$ 19,203
Depreciation and amortization	11,727	5,395	3,401	20,523
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(302)	(553)	(17)	(872)
Loss on derivatives, net	--	(211)	--	(211)
Yard EBITDA from Touax barge sale	1,698	--	--	1,698
Exchange difference affecting segment operating expenses	3,205	--	--	3,205
Other net	--	--	18	18

Segment Adjusted EBITDA	$ 26,992	$ 16,267	$ 305	$ 43,564

Items not included in Segment Adjusted EBITDA
Financial income				87
Foreign currency exchange gains				8,240

Adjusted Consolidated EBITDA				$ 51,891
CONTACT: The IGB Group

         Leon Berman
         212-477-8438
         lberman@igbir.com

         Bryan Degnan
         646-673-9701
         bdegnan@igbir.com